Exhibit 99.2

Third Quarter 2018
Management's Discussion and Analysis
of Financial Condition and Results of Operations
Introduction
This Management's Discussion and Analysis ("MD&A") provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the three and nine months ended September 30, 2018. In this MD&A, "Aeterna Zentaris", the "Company", "we", "us" and "our" mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in our unaudited condensed interim consolidated financial statements and the accompanying notes thereto as at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017 and the audited consolidated financial statements and MD&A for the years ended December 31, 2017 and 2016, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts in this MD&A are presented in US dollars, except as otherwise noted.
We have three wholly-owned direct and indirect subsidiaries, Aeterna Zentaris GmbH, based in Frankfurt, Germany; Zentaris IVF GmbH, a direct wholly-owned subsidiary of AEZS Zentaris GmbH, based in Frankfurt, Germany; and Aeterna Zentaris, Inc., an entity incorporated in the State of Delaware with an office in the Charleston, South Carolina area in the United Statees. Our common shares are listed on both the NASDAQ Capital Market and on the Toronto Stock Exchange under the symbol "AEZS".
This MD&A was approved by our Board of Directors on November 6, 2018.
About Forward-Looking Statements
This document contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words "will," "expects," "believes," "intends," "would," "could," "may," "anticipates," and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this MD&A and in our Annual Report on Form 20-F, under the caption "Key Information - Risk Factors" filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission ("SEC"). Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully launch the product, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of our product candidates, potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our products, the impact of securities class action litigation, the litigation involving two of our former officers, litigation brought by Cogas Consulting, LLC, or other litigation, on our cash flow, results of operations and financial position; any evaluation of potential strategic alternatives to maximize potential future growth and stakeholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

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Third Quarter MD&A - 2018

About Material Information
This MD&A includes information that we believe to be material to investors after considering all circumstances. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.
We are a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the SEC. We are therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, MD&A, proxy or information circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from our Corporate Secretary or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.
Company Overview
Aeterna Zentaris Inc. is a specialty biopharmaceutical company engaged in developing and commercializing novel pharmaceutical therapies. We are focussed on the commercialization of macimorelin, an orally available ghrelin agonist, and making it commercially available to patients with adult growth hormone deficiency ("AGHD"). In 2018 we successfully licensed the Canadian and U.S. markets to Strongbridge Ireland Limited ("Strongbridge") as further discussed below. We are actively pursuing business development opportunities for macimorelin in the rest of the world and to monetize the value of our non-strategic assets.
Key Developments
Strongbridge License Agreement
On December 20, 2017, the United States Food and Drug Administration ("FDA") granted marketing approval for Macrilen™ (macimorelin) to be used in the diagnosis of patients with adult growth hormone deficiency ("AGHD"). On January 16, 2018, the Company, through Aeterna Zentaris GmbH, entered into a license and assignment agreement with Strongbridge to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada (the "Strongbridge License Agreement"). On July 23, 2018, Strongbridge launched product sales of Macrilen™ (macimorelin) in the United States.
[On October 31, 2018, Strongbridge announced that it had entered into an agreement with Novo Nordisk to sell the United States and Canadian rights to Macrilen™ for an upfront payment of $145 million plus tiered royalties on net sales. Strongbridge's current Macrilen™ field organization will continue to promote the product in the United States under an up to three-year agreement with Novo Nordisk. Strongbridge also confirmed that they achieved $1.1 million in initial net product sales of Macrilen™ during the third quarter of 2018.]
Under the Strongbridge License Agreement, (i) we have sold to Strongbridge a "right to use" license of Macrilen™ (macimorelin) for diagnosing growth hormone deficiency in adults (the "Adult Indication") and any other future adult indication in the United States and Canada; (ii) we have sold to Strongbridge a "right to use" license for a pediatric indication of Macrilen™ (macimorelin) in the United States and Canada which is contingent upon FDA approval; and (iii) we have agreed to supply, on an interim basis, certain ingredients or finished product used in the manufacturing of Macrilen™ (macimorelin) (the "Interim Supply Arrangement"); and (iv) Strongbridge has agreed to fund 70% of the costs of a worldwide pediatric development program (the "PIP") to be run by us with customary oversight from a joint steering committee.
(i) Adult Indication
Under the terms of the license agreement, and for as long as Macrilen™ (macimorelin) is patent-protected, we will be entitled to a 15% royalty on annual net sales up to $75.0 million and an 18% royalty on annual net sales above $75.0 million. Following the end of patent protection in United States or Canada for Macrilen™ (macimorelin), we will be entitled to a 5% royalty on net sales in that country. In addition, we will also receive one-time payments ranging from $4.0 million to $100.0 million upon the achievement of commercial milestones ranging from $25.0 million annual net sales up to $500.0 million annual net sales.
In January 2018, we received an upfront cash payment of $24.0 million from Strongbridge which has been recognized as licensing revenue.To-date, we have not received royalty payments from Strongbridge.
(ii) Pediatric Indication
Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), we will receive a one-time milestone payment of $5.0 million.

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Under the terms of the agreement, Strongbridge will pay 70% of such development and the Company will pay the remaining 30% of the research and development costs associate with the PIP. If the Pediatric Indication is approved by the FDA, Strongbridge will be entitled to benefit from a right to use license for pediatric indication in the United States and Canada, and the Company will be entitled to the rights over this indication for the rest of the world. During the third quarter of 2018, we invoiced Strongbridge $206 as its share of the costs incurred under the PIP and, to-date, 2018, we had received $4.
(iii) Interim Supply Arrangement
We have agreed to supply ingredients for the manufacture of Macrilen™ (macimorelin) during an interim period, with the first shipment occurring in the second quarter of 2018. During the third quarter of 2018, we invoiced and received from Strongbridge $663 under the Interim Supply Arrangement.
Rest of world commercialization of macimorelin
In order to execute on our launch plans for macimorelin in Europe, we have been preparing our submission for approval to the European Medicines Agency ("EMA"). On October 16, 2018, we submitted our Day 181 response and we expect that the results of our EMA application will be determined in the first quarter of 2019. We are in discussions with a variety of companies in Europe regarding licensing and/or distribution opportunities.
The commercial success of Macrilen™ (macimorelin) will depend on several factors, including, but not limited to, the receipt of approvals from the EMA and similar foreign regulatory authorities; Strongbridge developing appropriate distribution and marketing infrastructure and arrangements and launching and growing commercial sales of Macrilen™ (macimorelin); and acceptance of Macrilen™ (macimorelin) in the medical community, among patients and with third party payers.
Monetization of non-strategic assets
On May 1, 2017, we announced that the ZoptEC pivotal Phase 3 clinical study of Zoptrex™ (zoptarelin doxorubicin) in women with locally advanced, recurrent or metastatic endometrial cancer did not achieve its primary endpoint of demonstrating a statistically significant increase in the median period of overall survival of patients treated with Zoptrex™ (zoptarelin doxorubicin) as compared to patients treated with doxorubicin, and we discontinued its development. Similarly, we discontinued the development of AEZS-138/Disorazol Z, as it was based on the same concept as Zoptrex™ (zoptarelin doxorubicin).
Other pipeline prospects for the Company include preclinical work done on AEZS-120, a prostate cancer vaccine, discovery research for ERK-inhibitors for Oncology indications; and discovery research conducted at the Medical University of South Carolina on Compound Library.
While our priority is the commercialization of macimorelin, we continue to pursue out-licensing opportunities. when they arise.
Leadership
On May 8, 2018, the following individuals were elected to the Board of Directors: Carolyn Egbert, Michael Cardiff, Juergen Ernst, Gerard Limoges, Dr. Brent Norton, Jonathan Pollack, and Robin Smith Hoke. On May 31, 2018, we announced the appointment of Olaf Althaus as General Manager and Managing Director of Aeterna Zentaris GmbH effective June 1, 2018. On September 25, 2018, we announced the appointment of Leslie Auld as Senior Vice President, Chief Financial Officer.
Contingencies
Securities class action litigation
The Company and certain of its current and former officers are defendants in a class-action lawsuit pending in the U.S. District Court for the District of New Jersey, brought on behalf of shareholders of the Company. The lawsuit alleges violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between April 2, 2012 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company's New Drug Application for the product by the FDA. The plaintiffs represent a class comprised of purchasers of the Company's common shares during the Class Period and seek damages, costs and expenses and such other relief as determined by the Court. The Company considers the claims that have been asserted in the lawsuit to be without merit and is vigorously defending against them.  The Company cannot, however, predict at this time the outcome or potential losses, if any, with respect to this lawsuit.
Litigation pertaining to former officers of our Company
In late July 2017, we terminated for cause the employment agreement of Mr. David A. Dodd, the former President and Chief Executive Officer and it also terminated the employment of Mr. Philip A. Theodore, the former Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary.

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On August 3, 2017, we filed a lawsuit against both Messrs. Dodd and Theodore for damages suffered by us for breach of confidence and/or breach of fiduciary duty in an amount to be determined prior to trial. We are also seeking, among other things, an injunction to prevent both Messrs. Dodd and Theodore (i) from continuing to use our confidential and proprietary information without authorization and (ii) from mounting a proxy contest that will be premised upon the breaches of fiduciary and statutory duties and breaches of confidence alleged in the lawsuit.
On December 21, 2017, Messrs. Dodd and Theodore brought a counterclaim against our Company and its Chair, Carolyn Egbert, in the amount of CAN$6.0 million alleging, among other things, that defamatory statements were made against Messrs. Dodd and Theodore. Our Company and its Chair consider the counterclaim against them to be entirely without merit, and are vigorously defending against the counterclaim but cannot predict at this time the outcome or potential losses, if any, with respect to this lawsuit.
In August 2017, Mr. Dodd filed a lawsuit against us for damages of approximately $1.7 million alleging breach of his employment contract and the immediate reinstatement and vesting of all of his outstanding stock options effective upon his termination date. This claim is being heard in the Federal Court in South Carolina, with trial currently set for February 2019. While we believe we have meritorious defenses and intend to continue to defend this lawsuit vigorously, we cannot predict the outcome.
Cogas Litigation
Cogas Consulting, LLC ("Cogas") filed a lawsuit against us in state court in Fulton County, Georgia on February 2, 2018. The lawsuit has been removed to federal court in Georgia.  In the lawsuit, Cogas alleges that its employee (and sole shareholder) John Sharkey is entitled to a "success fee" commission on the Strongbridge License Agreement.  Cogas is claiming damages in the form of a lost commission on the transaction.  Cogas claims its commission is 5% on payments we receive within the first three years after January 14, 2018 including 5% of the $24.0 million Strongbridge already paid us, plus 5% of any royalty Strongbridge pays us through January 17, 2021.
In March 2018, we initiated an arbitration process with the International Centre for Dispute Resolution related to the dispute with Cogas and subsequently moved to stay the lawsuit in federal court in Georgia pending the resolution of the arbitration proceedings. On August 27, 2018. the motion to stay was granted and the federal court case was administratively closed.  On September 28, 2018, the Company amended its arbitration claim to include affirmative claims against both John Sharkey and Cogas and on November 5, 2018, the matter was amicably resolved with the Company agreeing to make a payment to Cogas in the amount of $625,000. The parties now consider their contractual relationship as having been terminated.

Outlook for 2018
The following represents forward-looking information and users are cautioned that actual results may vary.
Summary of key expectations for revenues, operating expenditures and cash flows
The January 2018 licensing of Macrilen™ (macimorelin) to Strongbridge for its commercialization in the United States and Canada was a significant turning point for the Company in the United States and Canada. We expect that our overall use of cash for 2018 will be approximately between $15.0 million and $16.5 million, and which will be funded from the $24.0 million licensing fee received from Strongbridge in January 2018.
We expect our selling expenses will be up to $3.0 million for the year ending December 31, 2018 and that these expenses will be limited to cost related to website, branding and business development activities to support the commercialization of macimorelin outside of Canada and the United States.
We expect our general and administrative expenses to range between $9.0 million and $10.5 million for the year ending December 31, 2018 and will consist primarily of legal and professional fees as well as employee, insurance, rent and travel costs.
We expect that research and development costs will be up to $3.0 million for the year ending December 31, 2018 and will comprise employee, commercial service, patent and consultant costs related to the Macrilen™ (macimorelin) EMA submission and PIP study. We began invoicing Strongbridge for its 70% share of such costs in the third quarter of 2018 and our results reflect the net impact of this collaboration.

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Third Quarter MD&A - 2018

Condensed Interim Consolidated Statements of Comprehensive (Loss) Income

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except share and per share data)	2018	2017	2018	2017
	$	$	$	$
Revenues
Sales commission and other	—	122	111	406
Product sales	663	—	721	—
Licensing revenue	—	119	24,657	339
Total revenues	663	241	25,489	745
Cost of goods sold	494	—	691	—
Gross income	169	241	24,798	745

Research and development costs	358	4,124	2,165	10,178
General and administrative expenses	2,439	1,665	7,229	5,420
Selling expenses	383	1,652	2,521	4,643
Total operating expenses	3,180	7,441	11,915	20,241

(Loss) income from operations	(3,011)	(7,200)	12,883	(19,496)
Net finance (loss) income	(45)	(2,431)	2,518	3,184
(Loss) income before income taxes	(3,056)	(9,631)	15,401	(16,312)
Income tax recovery (expense)	547	—	(6,088)	—
Net (loss) income	(2,509)	(9,631)	9,313	(16,312)

Total other comprehensive income (loss) adjustments	409	(400)	364	(557)
Comprehensive (loss) income	(2,100)	(10,031)	9,677	(16,869)

Net (loss) income per share [basic]	(0.15)	(0.61)	0.57	(1.13)
Net (loss) income per share [diluted]	(0.15)	(0.61)	0.56	(1.13)
Weighted average number of shares outstanding:
Basic	16,440,760	15,803,080	16,440,760	14,457,421
Diluted	16,440,760	15,803,080	16,655,576	14,457,421

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Third Quarter MD&A - 2018

Condensed Interim Consolidated Statement of Financial Position Information

(in thousands, except share and per share data)	As at September 30,	As at December 31,
	2018	2017
	$	$
Cash and cash equivalents	16,800	7,780
Trade and other receivables and other current assets	1,145	958
Inventory	1,608	643
Restricted cash equivalents	422	381
Property, plant and equipment	71	101
Deferred tax assets	—	3,479
Other non-current assets	8,416	8,853
Total assets	28,462	22,195
Payables and other current liabilities	2,280	2,814
Current portion of deferred revenues	—	486
Warrant liability	2,145	3,897
Current provision for restructuring costs and onerous contracts	753	2,469
Taxes payable	2,339	—
Employee Benefits	13,040	14,229
Long-term portion of restructuring costs and onerous contracts, and other	495	1,083
Total liabilities	21,052	24,978
Shareholders' equity (deficiency)	7,410	(2,783)
Total liabilities and shareholders' equity (deficiency)	28,462	22,195
Critical Accounting Policies, Estimates and Judgments
The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant when our consolidated financial statements are prepared.
Management reviews, on a regular basis, our accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our interim condensed consolidated financial statements were the same as those that applied found in note 3 to our annual consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, and 2016 except for those related to the adoption of IFRS 15 and IFRS 11.
Results of operations for the three-month period ended September 30, 2018
For the three-month period ended September 30, 2018 , we reported a consolidated net loss of $2.5 million, or $0.15 loss per common share, as compared with a consolidated net loss of $9.6 million, or $0.61 loss per common share, for the three-month period ended September 30, 2017 . The $7.1 million decline in net loss results primarily from a reduction of $4.3 million in total operating expenses and a reduction of $2.4 million for net finance loss.
Revenues
Our total revenue for the three-month period ended September 30, 2018 was $0.7 million as compared with $0.2 million for the same period in 2017, representing an increase of $0.5 million. The 2018 revenue comprised $0.7 million in product sales as

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Third Quarter MD&A - 2018

compared with $0.1 million in license fees and $0.1 million in sales commission and other in 2017. The increase in product sales in 2018 arises from the sale of Macrilen™ (macimorelin) inventory to Strongbridge for their July 2018 launch in the United States.
Cost of Goods Sold
Our total cost of goods sold for the three-month period ended September 30, 2018 was $0.5 million as compared with $nil for the same period in 2017, representing an increase of $0.5 million. The 2018 balance reflects inventory sold to Strongbridge with the Interim Supply Arrangement.
Operating expenses
Our total operating expense for the three-month period ended September 30, 2018 was $3.2 million as compared with $7.4 million for the same period in 2017, representing a decrease of $4.2 million. This net decline arises primarily from a $3.8 million reduction in research and development costs and a $1.3 million reduction in selling expenses, offset by a 0.8 million increase in general and administration expenses. These reductions are in-line with the expected impact of our 2017 restructuring activities in Germany and with the termination of our North American sales team and co-promotion activities in Q1 2018, while the increase in general and administration reflects increased legal expenses.
Net finance loss
Our net finance loss for the three-month period ended September 30, 2018 was $0.05 million as compared with a net loss of$2.4 million for the same period in 2017, representing a change of $2.4 million. This is primarily due to a $2.7 million improvement in the change in fair value of warrant liability. Such non-cash change in fair value results from the periodic "mark-to-market" revaluation, via the application of our pricing model, to outstanding share purchase warrants.

Results of operations for the nine-month period ended September 30, 2018
For the nine-month period ended September 30, 2018 , we reported a consolidated net income of $9.3 million, or $0.57 net income per common share, as compared with a consolidated net loss of $16.3 million, or $1.13 net loss per common share, for the nine-month period ended September 30, 2017 . The $25.6 million improvement results primarily from receiving the $24.0 million licensing payment from Strongbridge for the license of Macrilen™ (macimorelin) in January 2018.
Revenues
Our total revenue for the nine-month period ended September 30, 2018 was $25.5 million as compared with $0.7 million for the same period in 2017, representing an increase of $24.8 million. The 2018 revenue comprised $24.7 million in license fees, $0.7 million in product sales and $0.1 million in sales commission and other as compared with $0.3 million in license fees and $0.4 million in sales commission and other in 2017. The increase in total revenue in 2018 relates to commercialization activities associated with entering into the license agreement with Strongbridge in January 2018 and their subsequent launch of Macrilen™ (macimorelin) in July 2018.
Cost of Goods Sold
Our total cost of goods sold for the nine-month period ended September 30, 2018 was $0.7 million as compared with $nil for the same period in 2017, representing an increase of $0.7 million. The 2018 balance reflects inventory sold to Strongbridge with the Interim Supply Arrangement.
Operating expenses
Our total operating expense for the nine-month period ended September 30, 2018 was $11.9 million as compared with $20.2 million for the same period in 2017, representing a decrease of $8.3 million. This decline relates to a $8.0 million reduction in research and development costs, a $2.1 million reduction in selling expenses offset by a $1.8 million increase in general and administrative expenses . These reductions are in-line with the expected impact of our 2017 restructuring activities in Germany and with the Q1 2018 termination of our North American sales team. and co-promotion activities, with increases in legal expenses resulting from our ongoing litigations.

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Third Quarter MD&A - 2018

Net finance income
Our net finance income for the nine-month period ended September 30, 2018 was $2.5 million as compared with net finance income of $3.2 million for the same period in 2017, representing a reduction of $0.7 million. This is primarily due to $0.9 million reduction in the change in fair value of warrant liability. Such non-cash change in fair value results from the periodic "mark-to-market" revaluation, via the application of our pricing model, to outstanding share purchase warrants.

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)	Three months ended
	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
	$	$	$	$
Revenues	663	168	24,658	178
(Loss) income from operations	(3,011)	(3,504)	19,398	(3,578)
Net (loss) income	(2,509)	(2,602)	14,424	(484)
Net (loss) income per share [basic]*	(0.15)	(0.16)	0.88	(0.03)
Net (loss) income per share [diluted]*	(0.15)	(0.16)	0.87	(0.03)

(in thousands, except for per share data)	Three months ended
	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
	$	$	$	$
Revenues	241	243	261	304
Loss from operations	(7,200)	(6,679)	(5,617)	(7,598)
Net loss	(9,631)	(2,550)	(4,131)	(8,220)
Net (loss) per share [basic]*	(0.61)	(0.18)	(0.31)	(0.71)
Net (loss) income per share [diluted]*	(0.61)	(0.18)	(0.31)	(0.71)
_________________________

*
Net income (loss) per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

Historical quarterly results of operations and net income (loss) cannot be taken as reflective of recurring revenue or expenditure patterns or of predictable trends, largely given the non-recurring nature of certain components of our historical revenues, due most notably to unpredictable quarterly variations attributable to our net finance income, which in turn are comprised mainly of the impact of the periodic "mark-to-market" revaluation of our warrant liability and of foreign exchange gains and losses. In addition, we cannot predict what the revenues from royalties will be from the Strongbridge License Agreement associated with Macrilen™ (macimorelin).

Use of Proceeds
We began the year with $7.8 million in cash and cash equivalents. During the nine month period ended September 30, 2018, our operations provided $9.5 million, primarily from to the license revenue of $24.7 million and net finance income of $2.5 million, of which $11.9 million was spent on operating expenses and $6.1 million on tax expense. We closed the period with $16.8 million of cash and cash equivalents.

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Third Quarter MD&A - 2018

Liquidity and capital resources
Summary of cash flows:

(in thousands)	Nine months ended September 30,
	2018	2017

Cash and cash equivalents - Beginning of period	7,780	21,999
Cash flows from operating activities:
Net cash provided by (used in) operating activities	9,504	(18,386)
Cash flows from financing activities:
Net cash provided by financing activities	—	8,030
Cash flows from investing activities:
Net cash provided by (used in) investing activities	(39)	167
Effect of exchange rate changes on cash and cash equivalents	(445)	363
Cash and cash equivalents - End of period	16,800	12,173
Operating Activities
Cash provided by operating activities totaled $9.5 million for the nine months ended September 30, 2018, as compared to $18.4 million used by operating activities in the same period in 2017, which is a net provision of cash from operating activities of $27.9 million. This increase is primarily due to the $24.0 million upfront license payment received from Strongbridge in January 2018.
Financing Activities
Cash flows from financing activities were nil for the nine months ended September 30, 2018, as compared to $8.0 million for the same period in 2017. During 2018, we have focused on commercializing Macrilen™ (macimorelin) though the application of the $24.0 milestone payment from Strongbridge to our operating costs and working capital needs. This is a change from the same period in 2017 when we raised capital from certain At-The-Market programs.
Common shares

As at November 6, 2018, the Company has 16,440,780 issued and outstanding common shares; no common shares have been issued in 2018.

Warrants

	Warrants	Exercise Price	Expiry date
	#	$
March 2015 registered direct offering - Series A	115,844	1.07	March 10, 2020
December 2015 registered direct offering	2,331,000	7.10	December 13, 2020
November 2016 registered direct offering	945,000	4.70	May 1, 2020
	3,391,844
On July 30, 2018, 25,996 share purchase warrants, each with an exercise price of $185.00, expired.

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Third Quarter MD&A - 2018

US$ denominated stock options
There were 842,816 stock options outstanding at September 30, 2018; with exercise prices denominated in U.S. dollars (September 30, 2017 - 849,479). During the nine-month period ended September 30, 2018, none of these options were exercised, 265,000 options were granted, 134,599 were forfeited or expired (September 30, 2017 - none, 390,000 and 507,060, respectively).
Cdn$ denominated stock options
There were 1,399 stock options outstanding at September 30, 2018 (September 30, 2017 - 1,725) with exercise prices that are denominated in Canadian dollars, all of which were vested and exercisable at a weighted-average price per share of Cdn$601.17 (September 30, 2017 - Cdn$668.40). During the nine-month period ended September 30, 2018, none of these options were exercised, 104 options were forfeited or expired (September 30, 2017 - none and 133, respectively).
Deferred share units ("DSU"s)
At our 2018 annual and special meeting of shareholders, our shareholders approved the adoption of the 2018 long-term incentive plan, which allows the Board of Directors to issue up to 11.4% of the total issued and outstanding common shares at any given time at an exercise price to be determined by the Board of Directors at the time of the grant, subject to a ceiling.
On May 8, 2018, we granted 23,000 DSUs to each director under the 2018 long-term incentive plan at a price of $1.79 per unit, where each DSU provides the right to receive one common share when the holder ceases to be a director. Each DSU vests on the date of grant.

Liquidity and capital resources

Over the past several years, we have raised capital via public equity offerings and issuances under various At-The-Market sales programs and licensing agreements. In 2018, our primary source of liquidity has been the $24.0 million licensing payment received from Strongbridge in January 2018. To-date, we have not received any royalty payments from Strongbridge. We expect existing cash balances and operating cash flows will provide us with adequate funds to support our current operating plan for at least twelve months after the date of the issuance of this MD&A. There can be no assurance, however, that unplanned capital requirements or other future events, will not require us to seek debt or equity financing and, if so required, that it will be available on terms acceptable to us, if at all.

As at September 30, 2018, our cash and cash equivalents were $16.8 million (December 31, 2017 - $7.8 million), we had working capital of $14.2 million (December 31, 2017 - $3.6 million) and a deficit of $304.2 million (December 31, 2017 - $314.2 million).

Contractual obligations
We are committed to various operating leases for its premises. Expected future minimum lease payments, which also include future payments in connection with utility service agreements, and future minimum sublease receipts under non-cancellable operating leases, as well as future payments in connection with service and manufacturing agreements, as at September 30, 2018 are as follows:

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Third Quarter MD&A - 2018

(in thousands)	Minimum lease payments	Minimum sublease receipts	Service and manufacturing	Total
	$	$	$	$
Less than 1 year	388	(55)	2,158	2,491
1 - 3 years	591	—	—	591
4 - 5 years	58	—	—	58
More than 5 years	8	—	—	8
Total	1,045	(55)	2,158	3,148

Financial Risk Factors and Other Instruments
The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how we manage those risks are described in note 14 to our condensed interim consolidated financial statements as at September 30, 2018 and for the three-month and nine-month periods ended September 30, 2018 and 2017.

Related Party Transactions and Off-Balance Sheet Arrangements

As at September 30, 2018, other than employment agreements and indemnification agreements with management, there are no related party transactions, except those eliminated upon consolidation.

As at September 30, 2018, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Recent accounting pronouncements
The IASB continues to issue new and revised IFRS. A listing of the recent accounting pronouncements promulgated by the IASB and not yet adopted by us is included in note 2 to our audited annual consolidated financial statements for the year ended December 31, 2017 and in note 3 to our condensed interim consolidated financial statements as at September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017.

Critical accounting estimates and judgments
The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of the Company's condensed interim consolidated financial statements, were the same as those found in note 3 to the Company's annual consolidated financial statements except for significant judgments under IFRS 15 relating to revenue recognition and under IFRS 11 relating to joint arrangements, as follows.
Accounting for the Strongbridge License Agreement
IFRS 15 requires the Company to use a 5-step approach to evaluating, the timing and amount of revenue to be recognized with contracts with customers. In order to determine the amount and timing of recognition of revenue with respect to payments received

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Third Quarter MD&A - 2018

from Strongbridge the Company had identified several distinct performance obligations it has under the Strongbridge License Agreement, which includes: (i) the sale of a "right to use" license of Macrilen™ (macimorelin) for adult indication for diagnosing growth hormone deficiency and any other future indication in USA and Canada; (ii) the sale of a "right to use" license for a pediatric indication of Macrilen™ (macimorelin) in the United States and Canada which is contingent upon FDA approval; and (iii) interim supply arrangement provided by the Company for the sale of ingredients or finished product in the manufacturing of Macrilen™ (macimorelin) (the "Interim Supply Arrangement").
The research and development arrangement between the Company and Strongbridge for the development of the Pediatric Indication has not been separately identified as a performance obligation under IFRS 15. Under the terms of the agreement, Strongbridge will pay 70% of such development and the Company will pay the remaining 30%. If the Pediatric Indication is approved by the FDA, Strongbridge will be entitled to benefit from a right to use license for pediatric indication in the United States and Canada, and the Company will be entitled to the rights over this indication for the rest of the world. The Company has concluded that Strongbridge is a collaborator under this part of the arrangement and not a customer, and the arrangement should be accounted for under IFRS 11.

Changes in Internal Controls over Financial Reporting
There have been no changes in our internal control over financial reporting during the three-month period ended September 30, 2018 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

Risk Factors and Uncertainties
An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related unaudited condensed interim consolidated financial statements, investors are urged to carefully consider the risks described under the caption "Risk Factors and Uncertainties" in our most recent Annual Report on Form 20-F for the year ended December 31, 2017, for a discussion of the various risks that may materially affect our business. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Our most recent Annual Report on Form 20-F was filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form at www.sedar.com and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.

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